Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Filer: Coca-Cola European Partners Limited

Subject Company: Coca-Cola Enterprises, Inc.

Exchange Act File Number of

Subject Company: 001-34874

GlobalConsumer Staples 2015 Conference John F. Brock Chairman & CEO Nik Jhangiani SVP & CFO 1

Forward-Looking Statements (1 of 2) Included in this Presentation are Forward-Looking Management Comments and Other Statements that Reflect Management’s Current Outlook for Future Periods. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Coca-Cola Company’s (“TCCC”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the proposed transaction. The forward-looking statements in this presentation should be read in conjunction with the risks and uncertainties discussed in TCCC’s and CCE’s filings with the Securities and Exchange Commission (“SEC”), including the most recent Form 10-K, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and other SEC filings. IMPORTANT: all statements and references to CCEP and the proposed transaction are made with full recognition that such transaction is subject to regulatory approvals and other conditions of closing. Until closing of the transaction, each party continues to operate its business separately and independently, and the parties will not take any steps to implement the transaction until all necessary approvals have be obtained. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of TCCC, CCE, CCEP, or Coca-Cola Iberian Partners (“CCIP”) undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of TCCC, CCE, CCIP, or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this presentation and in any other public statements may prove to be incorrect. 2

Forward-Looking Statements (2 of 2) This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from TCCC, CCE, or CCEP historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or x warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) TCCC’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on TCCC’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, CCIP as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in TCCC’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC. 3

Agenda CCE HIGHLIGHTS CCE SHAREOWNER VALUE & CCEP FINANCIAL HIGHLIGHTS CCEP OVERVIEW CRS & KEY TAKEAWAYS 4

Vision & Operating Framework VISION STRATEGIC PRIORITIES LEAD category value growth BE THE BEST beverage sales and service company EXCEL at serving our customers with world class capabilities DRIVE an inclusive & passionate culture Deliver Consistent Long-Term Profitable Growth 5

Solid Foundation LARGE GROWING LEADING CATEGORY CATEGORY POSITION Competing in the Attractive Non-Alcoholic Ready-to-Drink (NARTD) Category 6

Large & Growing Category Non-Alcoholic Ready-to-Drink (NARTD) NARTD Indexed to FMCG1 $69bn Retail Value Growth Retail Value +1.2% in2014 NARTD FMCG $29bn1 Measured Channels $40bn2 Non Measured Channels 1. AC Nielsen FY14, rounded 2. Canadean FY14, excludes tap/bulk water & dairy, rounded 7

2015 Highlights Brands Growth & Innovation Package Innovation 100th Anniversary Contour Marketing Activation Rugby World Cup Coca-Cola Trademark ‘One Brand’ Strategy 8

One One Iconic Brand, Coca-Cola Family One Common Identity 4 Distinct Product Benefits Since 1886 Lower calorie; Sweetness from natural sources Zero calories; Great Coke® taste No calories; No sugar Putting Choice Our Trademark at the Heart of Strategy Choose Happiness 9

Product Innovation and Expansion New Product and Territories Within the Last Year New Flavor, Sweetener, and Package Introductions Covering Both Immediate and Future Consumption Occasions 10

Customer Centric Supply Chain Excellence Procurement, Production, and Logistics Pan-European scale supported with global procurement capability Flexible & efficient logistics Cost-efficient production & expandable infrastructure Responsible & sustainable Excel at Serving Our Customers with World Class Capabilities 11

Our People Experienced team Solid bench strength Investing in capabilities Focus on diversity Driving an Inclusive and Passionate Culture 12

Agenda CCE SHAREOWNER VALUE & CCE HIGHLIGHTS CCEP FINANCIAL HIGHLIGHTS CCEP OVERVIEW CRS & KEY TAKEAWAYS 13

Transaction Highlights Combines 3 entities: CCE, CCIP, and CCEAG Will serve over 300m consumers across western Europe (13 countries) Norw Iceland Pro forma 2015E net revenues of $12.6bn and EBITDA of $2.1bn (pre-synergies) Great Brita Annual pre-tax savings expected in a range of $350-$375m within 3 years of closing Belgium Headquartered in London; publicly traded on Euronext Amsterdam, NYSE, and Madrid exchanges Portugal Mo Source: Company reports, rounded, based on exchange rates of 1.12 $/€, 1.57 $/£, 0.14 $/NOK, 0.12 $/SEK Ando Note: All estimates reflect combined independent estimates of CCE, CCIP, and CCEAG/TCCC with full recognition that the proposed transaction is subject to regulatory approvals and other conditions of closing. Until closing of the transaction, each party continues to operate its business separately and independently and the parties will not take any steps to implement the transaction until all necessary approvals have been obtained. 14 CCEAG CCIP CCE

Market & Volume Highlights



2014 CCEP Market Mix[1]
2014 Company Volume Mix[2]
22%
33%
45%
48%
20%
32%
4%
8%
88%
9%
11%
80%
11%
3%
86%
NARTD Retail Value
NARTD Volume
CCE
CCIP
CCEAG
CSD[3]
NCB[3]
Water

In CCEP markets, CSD and NCB are high value segments relative to water

CCE, CCIP, and CCEAG excel in the high value CSD category

CCE, CCIP, and CCEAG opportunistically and selectively participate in other segments

1. AC Nielsen, NARTD Retail Value mix in USD (converted CCIP at exchange rates of 1.12 $/€)
2. Company reports (in unit cases)
3. CSD = Carbonated Soft Drinks, NCB = Noncarbonated Soft Drinks

15

Channel Highlights 2014 Channel Mix By Volume CCE, CCIP, and CCEAG have a similar mix between home and cold channels CCEP will leverage best practices from each territory looking at areas such as revenue growth management, in-outlet execution, availability, customer segmentation, wholesaler engagement Global Consumer Source: Company reports (in unit cases), rounded; Home = Customers that generally sell beverages at room temperature for later consumption, Cold = Customers that generally sell beverages at chilled temperature for immediate consumption Staples ConferenceHo2m01e5 Cold 16 16

Route-To-Market (RTM) Highlights 2014 Delivery Mix By Volume Flexible and efficient delivery is key to meeting customer needs 20% Direct CCEP will leverage best practices across territories The choice between direct and indirect delivery depends on many factors including population density and customers’ supply chain 80% Indirect Global Consumer StaSpoulrcee: sComCpanoy rnepforets (rineunnit ccasees), r2ou0nd1ed5; Direct is company owned/leased trucks delivering directly to customer retail outlet 17

Leveraging Best Practices Supply Chain Excellence Excellence in Industrial Productivity Customer Engagement & Loyalty World-Class Sales Team Excellence in TCCC Partnership Model Winning Household Penetration Strategy World-Class Segmentation of and Execution in Outlets Large Store Expertise Discounter Expertise Leading Coca-Cola System Bottler 18

Creating Topline Growth Value From Supply Chain Synergies Operating Expenditures Shared vision between TCCC and CCEP to drive growth in Western Europe Increase manufacturing and warehouse efficiency and effectiveness Opportunity to share core support functions across the new company Enhanced commercial partnerships with pan-European, large, local, and independent customers Savings opportunities in Reduce management team duplications procurement of direct indirect categories and Adjust required headquarters facilities Scale and speed to win new categories (e.g., stills) in Expected Annual Run-Rate Pre-Tax Savings in a Range of $350-$375m Within 3 Years of Closing 19

Experienced Management Team 9 years of experience in the Coca-Cola System 24 years experience in the Coca-Cola System 15+ years of experience in the Coca-Cola System and 20+ years as finance executive in global markets 25 years of experience in the Coca-Cola System 20+ years management experience with leading European beverage companies Former CEO of Coca-&ROD øoHFHN, IRUPHU &(2 of CCEAG, former Commercial Director of Coca-Cola Amatil, former CEO of Coca-Cola Hellenic Russia Former General Manager of Cobega Mr. Rufart successfuly led the integration of the 8 Spanish and Portuguese bottlers that formed CCIP Former VP of Finance of CCE, former Group CFO of Bharti Enterprises, former CFO of Coca-Cola Hellenic Bottling Company (2004-2009) Former CEO of InBev (2003-2005) COO of Cadbury Schweppes (1999-2002) 20 * Chief Integration Officer CIO* V WRU Rufart GM of CCIP CFO Nik Jhangiani CFO of CCE COO Damian Gammell CEO of Anadolou Efes CEO John Brock Chairman & CEO of CCE

CCEP – Key Takeaways Enhance the Coca-Cola system to more effectively compete and drive growth with a world-class production, distribution platform sales and Leverage CCE, CCIP, and CCEAG best practices – driving value for customers and consumers Generate expected savings in a range of $350-$375m (annual pre-tax run-rate within 3 years of closing) 21

Agenda CCE SHAREOWNER VALUE & CCE HIGHLIGHTS CCEP FINANCIAL HIGHLIGHTS CCEP OVERVIEW CRS & KEY TAKEAWAYS 22

CCE – Financial Priorities Consistent earnings in line with our long-term objectives Maximize free cash flow (FCF) and maintain financial flexibility Increase return on invested capital and deliver shareowner value Continually Enhancing Our Operating Model to Drive Sustainable Future Growth 23

CCE – Focus on Free Cash Flow Increasing Cash from Operations Proven ability to manage CapEx Growing FCF over time: 2011-2015E CAGR = +6% 2015 FCF expected in a range of $600-650m (including FX headwind) Improving FCF conversion rate (76% in 2013, 90% in 2014) Over Time, We Expect FCF to More Closely Align with Net Income Source: Year-end earnings releases; Conversion is FCF (excluding asset disposals) divided by comparable Net Income 24

CCE –2015 Affirm 2015 Guidance* 2015 Highlights Slightly positive net sales Focused on improving our growth outlook Slightly income positive operating Deliver our 2015 plan Diluted EPS at the upper end - 8% range of Work towards successfully closing merger transaction the 6% and plan for business integration CCEP in 2016 into Focused on Improving Growth Outlook and Committed to Delivering Shareowner Value 25 * Comparable and currency neutral

CCE –Financial Approach Grow profitably while investing CapEx prudently Drive Cash from Operations Optimize Capital Structure Maintain target leverage range Opportunistically Invest in high return M&A opportunities and/or return cash to shareowners Invest and/or Return Cash to Shareowners Focus on Driving Shareowner Value 26

CCE –Financial Approach CCEP Drive Cash from Operations Work towards successfully merger transaction closing Optimize Capital Structure Plan for business integration, leverage best practices, capture synergies Opportunistically Develop long-term targets financial approach and Invest and/or Return Cash to Shareowners Focus on Driving Shareowner Value 27

CCEP – Financial Overview

Key Pro Forma Metrics[1]	2014	2015E
Net Sales	\$12.4bn	\$12.6bn
EBITDA (before Synergies)	\$1.9bn	\$2.1bn
Operating Income (before Synergies)	\$1.5bn	\$1.6bn
Run-Rate Annual Pre-Tax Savings[2]		~\$350-\$375m
2015 Net Debt/EBITDA[3]		~3.5x
Effective Tax Rate		26% - 28%

While There is Much to Do, Each Company is On-Track to Achieve the Objectives for Full-Year 2015 (Pro Forma)

1. Company reports, rounded, based on exchange rates of 1.12 \$/€, 1.57 \$/£, 0.14 \$/NOK, 0.12 \$/SEK
2. Implemented within 3 years of closing
3. After \$3.3bn cash consideration funded by the new company using newly issued debt

Note: All estimates reflect combined independent estimates of CCE, CCIP, and CCEAG/TCCC with full recognition that the proposed transaction is subject to regulatory approvals and other conditions of closing. Until closing of the transaction, each party continues to operate its business separately and independently and the parties will not take any steps to implement the transaction until all necessary approvals have been obtained.

28

CCEP – Additional Highlights Capital Structure Capital Return 2015E pro forma net debt to EBITDA ratio of ~3.5x after ~$3.3bn cash consideration funded by the new company using newly issued debt Expected dividend payout of 30% to 40% of net income over time Potential for excess cash return to shareowners to resume once appropriate net leverage reached Expect to de-lever net debt to EBITDA ratio to ~2.5x by year-end 2017 Intend to operate within a 2.5x to 3.0x net debt to EBITDA ratio longer term* Committed to Investment Grade Capital Structure CCEP to Target Attractive Total Shareowner Return 29 * Year-end targets

CCEP – Key Next Steps Closing expected in the second quarter of 2016 File Form F-4 registration statement with the SEC CCE shareowner vote to approve the transaction Customary regulatory approvals and other conditions of closing 30

CCE – Key Financial Takeaways We are realistic about the continued challenging environment and the impact of currency translation We have a history of, and commitment business to deliver value to, managing the levers of our We are excited about the opportunities formation of CCEP to create value with the Focus on Generating Cash from Operations, Consistent Long-term Profitable Growth, and Driving Shareowner Value 31

Agenda CCE SHAREOWNER VALUE & CCE HIGHLIGHTS CCEP FINANCIAL HIGHLIGHTS CRS & KEY TAKEAWAYS CCEP OVERVIEW 32

CCE 2015Sustainability Plan 10th Annual Sustainability Report 3 targets & stretch commitments Strong alignment with The Coca-Cola Company Responds to stakeholder expectations and feedback Sustainable Packaging and Recycling Ensure that 40% of the PET we use is recycled PET and/or PET from renewable materials Energy & Climate Change Well-Being Reduce calories across our portfolio by 10% and enable 3 million people to be active Grow our business while reducing the absolute carbon footprint of our business operations by 50% 33 2014/15 CCE CRS Report

CCE Business Environment Risks Soft consumer and customer environment Increasing focus on health and well-being Risk of increased taxes Though Optimistic Long-Term, We are Realistic About the Current Environment 34

Key Takeaways Operating environment remains challenging Financial priorities Track record of, and focus on, delivering shareowner value focused on long-term profitable growth CCE is Executing Our Strategic Priorities as We Work Toward a Successful Merger Close and Integration Into CCEP 35

GlobalConsumer Staples 2015 Conference John F. Brock Chairman & CEO Nik Jhangiani SVP & CFO 36

FORWARD-LOOKING STATEMENTS This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Spark Orange Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect. IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, CCEP will file with the SEC a registration statement on Form F-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies -2-

of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.” PARTICIPANTS IN SOLICITATION KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers will be available in the proxy statement/prospectus when it is filed with the SEC. -3-